FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: March 3, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

March 3, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton to Announce 2003 Financial Results March 15th 2004

Vancouver, BC - Wheaton River Minerals Ltd. (WRM:TSX, WHT:AMEX) is pleased to announce it will release 2003 fourth quarter and year end financial results on March 15, 2004, rather than the previously announced date of April 7th, 2004.

A conference call to discuss these results will be held Monday, March 15, 2004, at 11:00 a.m. Eastern Time. You may join the call by dialing1-800-446-4472, or 416-695-6140 for calls outside of Canada and the US.

A playback of the call and archived webcast will be available, please see full details on the website at www.wheatonriver.com on the day of the event.

Wheaton is a leading gold producer with annual production of more than 500,000 gold equivalent ounces (over 400,000 ounces of gold and 7 million ounces of silver) at a cash cost of less than US$50 per ounce. By 2006, Wheaton is scheduled to produce approximately 900,000 gold equivalent ounces at a cash cost of less than US$100 per ounce.

For further information please contact Investor Relations at (604) 696-3011 or email ir@wheatonriver.com.